FIRST FOUNDATION INC.

200 Crescent Court, Suite 1400

Dallas, Texas 75201

August 16, 2024

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention:	Aisha Adegbuyi
Chris Windsor

Re:	First Foundation Inc.
Preliminary Proxy Statement on Schedule 14A
Filed July 29, 2024
File No. 001-36461

Ladies and Gentlemen:

This letter sets forth the response of First Foundation Inc., a Delaware corporation (the “Company”), to the comments provided by the staff of the U.S. Securities and Exchange Commission (the “Staff”) by letter dated August 12, 2024, concerning the Company’s Preliminary Proxy Statement on Schedule 14A filed on July 29, 2024. Concurrently with the filing of this letter, the Company is filing a revised Preliminary Proxy Statement on Schedule 14A via Edgar (the “Amended Preliminary Proxy Statement”). For ease of review, we have included the Staff’s comments in bold, followed in each case by our response.

Preliminary Proxy Statement on Schedule 14A

Questions and Answers About the Special Meeting, page 2

1.	Revise this section to provide a question and answer that addresses the essential reasons that you are conducting the Special Meeting. In particular, refer to the July capital raise, including the amount sold, the implied per-share cost and the fact that the transaction will substantially dilute existing shareholders.

Response: We have revised the disclosure on pages 2-3 in response to the Staff’s comment.

Summary of the July 2024 Capital Raise

The July 2024 Capital Raise, page 5

2.	Revise this section, or another appropriate section, to explain in greater detail the reasons that the Board of First Foundation determined to engage in this capital increase, a transaction that effectively resulted in a change in control of the registrant. In particular, discuss any and all capital, operating or lending limitations that impacted the Board and management's decision to enter into the transaction. For instance, discuss the extent to which your commercial real estate loans exceeded regulatory guidelines, your losses in 2023 and 2024, and the health of your multifamily portfolio. Your shareholders must be able to understand why the Board agreed to enter into the capital raise.

Response: We have revised the disclosure on page 7 in response to the Staff’s comment. We also respectfully advise the Staff that the July 2024 Capital Raise did not result in a change in control of the Company. None of the investors in the July 2024 Capital Raise will acquire more than 9.9% of the outstanding shares of the Company’s common stock, none will have the right to nominate more than 20% of the Company’s board of directors, and each investor acted independently in connection with the investment.

3.	We note your disclosure that you believe the proceeds from July 2024 capital raise will provide you with the financial strength and flexibility to strengthen your balance sheet and aid in profitably building your deposit base, loan portfolio and high-performing wealth management business across markets. Provide investors with additional information on your current operating strategy that you will implement as a result of the capital raise, including any changes to how you plan to run your business. Please refer to Item 11(c)(2) disclosure and clarify whether the proceeds from the capital raise are necessary to meet those goals.

Response: We have revised the disclosure on page 7 in response to the Staff’s comment. With respect to the Staff’s comment regarding Item 11(c)(2) disclosure, we respectfully advise the Staff that while the Company has revised the disclosure on page 7 to discuss anticipated use of proceeds from the July 2024 Capital Raise, the Company will not receive any additional proceeds or consideration in connection with the issuance of shares of common stock upon conversion of the outstanding convertible preferred stock, the exercise of the outstanding warrants or the conversion of the convertible preferred stock to be issued upon exercise of the outstanding warrants, and therefore we believe all required disclosure under Item 11 is included in the Amended Preliminary Proxy Statement.

4.	Revise your disclosure in this section to compare the implied per-share purchase price paid by the investors in the capital raise to the trading price of First Foundation's shares in the day prior to the public announcement.

Response: We have revised the disclosure on page 8 in response to the Staff’s comment.

5.	Please tell us why you did not provide the financial information required by Item 13(a) under Items 11 of Schedule 14A. In particular, please provide your analysis as to how you concluded that financial statements are not necessary for the exercise of prudent judgment. We note that the underlying capital raise transaction involved the sale of preferred shares convertible into common for a value substantially below the existing market price. We also note that the transactions will result in the sale of a controlling interest in the company.

Response: Under the instructions to Item 13, any information that is otherwise required by paragraph (a) of Item 13 that is not material to the exercise of prudent judgment in regard to the matter to be acted upon may be omitted. The instructions provide that information is typically “not deemed material” if the matter to be acted upon “is the authorization or issuance of a common stock, otherwise than in an exchange, merger, consolidation, acquisition or similar transaction. . .” Here, the solicitation relates to the authorization or issuance of common stock issuable upon conversion of outstanding convertible preferred stock and the convertible preferred stock to be issued upon exercise of the outstanding warrants. Such common stock is not being issued in connection with an exchange, merger, consolidation, acquisition or similar transaction. In addition, we respectfully advise the Staff that the financial and other information contemplated by Item 13 would not add meaningful disclosure that would impact the exercise of prudent judgment in the present case. After all, the authorization or issuance of common stock upon conversion of the outstanding preferred stock and the convertible preferred stock to be issued upon exercise of the outstanding warrants would not have a material effect on the Company’s financial statements aside from its capitalization and capital ratios, each of which is already addressed in the Amended Preliminary Proxy Statement. Any other changes to the financial statements would be based on assumptions regarding the short-term use of proceeds, which would be immaterial and generally inconsistent with the Company’s plan to use the capital to support the movement of a portion of its multifamily loans from Loans Held for Investment to Loans Held for Sale with the remainder deployed over time as the Company attempts to capitalize on opportunities in its existing markets. Accordingly, we are of the view that the information called for by paragraph (a) of Item 13 of Schedule 14(a) is not material to the exercise of prudent judgment and may be omitted from the Amended Preliminary Proxy Statement.

Board of Directors Reconstitution, page 9

6.	Revise this section to discuss the extent to which the purchasers in the capital raise nominated or participated in the selection of either the new executive officer or any of the new members of the Board. Discuss any provisions of the investment agreements that give any of the investor groups individually, or collectively, the right to representation on the Board, or the right to nominate Board members.

Response: We have revised the disclosure on pages 11-12 in response to the Staff’s comment.

* * * * *

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please contact Joshua Dean of Sheppard, Mullin, Richter & Hampton LLP at (714) 424-8292 should you require further information.

Sincerely,

By:	/s/ SCOTT F. KAVANAUGH
Name: Scott F. Kavanaugh
Title: Chief Executive Officer